U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

NOTICE OF EXEMPT SOLICITATION

1.

NAME OF THE REGISTRANT: MVC Capital Inc.

2.

NAME OF PERSON RELYING ON EXEMPTION: Metage Capital Limited

3.

ADDRESS OF PERSON RELYING ON EXEMPTION: Princes House, 38 Jermyn Street, London, United Kingdom, SW1Y 6DN

4.

WRITTEN MATERIALS. Written material are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

Tom Sharp	For Immediate Release
Metage Capital Limited Email: tom.sharp@metage.com Tel: +(44) 203 813 8590

October 19, 2017

Metage Capital Limited: Institutional Shareholder Services Recommends that Shareholders Vote in Favor of Metage’s Proposal at MVC Capital’s Upcoming AGM

Institutional Shareholder Services Inc. (ISS) has announced its voting recommendations1 at the upcoming AGM for MVC Capital Inc. (NYSE: MVC) on October 31, 2017. Following independent review and consultation with both MVC’s management and Metage, ISS has recommended that shareholders vote in favor of the Metage shareholder proposal2. The ISS report concluded:

“…the persistent discount to NAV; the fund's underperformance compared to its peers; and the fact that investors were not given the opportunity to approve the change in investment strategy from private equity investment to lending…justify supporting Metage's proposal.”

Metage encourages all Shareholders to follow ISS guidance and support our proposal. Please vote without delay to ensure that your vote is counted

This is not a solicitation of authority to vote your proxy. The cost of this filing is being borne entirely by Metage.

PLEASE NOTE: METAGE IS NOT ASKING FOR YOUR PROXY CARD AND CANNOT ACCEPT YOUR PROXY CARD. PLEASE DO NOT SEND US YOUR PROXY CARD.

1 ISS Proxy & Benchmark policy voting recommendation released on October 18th, 2017.

2 Proposal 3 on MVC Capital’s definitive proxy form; The definitive proxy can be found at www.mvccapital.com/sec.cfm under Date Filed: Sep 21, 2017; Filing: DEF 14A; Description: Definitive Proxy Statement or at www.sec.gov/edgar/searchedgar/companysearch.html under CIK 0001099941, MVC CAPITAL, INC.; on the same Filed/ Effective date.